PROSPECTUS
                          VISTA INFORMATION SOLUTIONS, INC.
                           6,151,178 SHARES OF COMMON STOCK


     The selling stockholders of VISTA Information Solutions, Inc. listed on pages 10 and 11 of this prospectus may offer and resell up to 6,151,178 shares of VISTA common stock under this prospectus. 221,659 shares covered by this prospectus are issuable upon conversion of outstanding Series D Convertible Preferred Stock of VISTA. All of the shares offered hereunder are to be sold by the selling stockholders. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     Our common stock is traded on the Nasdaq National Market under the symbol "VINF." On April 28, 1999, the last sale price of our common stock as reported on the Nasdaq National Market was $11.3125.

 THIS INVESTMENT INVOLVES A HIGH DEGREE   Neither the SEC nor any state
 OF RISK.  YOU SHOULD PURCHASE SHARES     securities commission has approved or
 ONLY IF YOU CAN AFFORD A COMPLETE LOSS   disapproved of these securities or
 OF YOUR INVESTMENT.                      passed upon the adequacy or accuracy
                                          of this prospectus.  Any
                                          representation to the contrary is a
                                          criminal offense.

     See "Risk Factors" beginning on Page 3 for a discussion of certain factors that should be considered by prospective purchasers of shares of our common stock.

     You should rely only on the information included in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date below.

                               ----------------------


                     The date of this prospectus is May __, 1999.

                         SUMMARY INFORMATION REGARDING VISTA

     VISTA provides environmental risk information and address-based hazard and classification information to bankers, engineers, real estate professionals, insurance companies and corporations throughout the United States. We are comprised of three primary product and service lines. The first, Environmental Risk and Due Diligence Information Services, provides address and name-based environmental risk information about properties and companies in the united states to bankers, engineers and corporations. The second, Property Disclosure Information Services, provides required natural hazard disclosure reports to homesellers in California as required by law. The third, Insurance Risk Information Services, provides information on address-based hazard and classification information to property/casualty insurance underwriters.

     The Environmental Risk and Due Diligence Information Services portion of VISTA's business was organized with the goal of meeting the needs of bankers, engineers, corporations and others for environmental risk information relating to properties and companies in the United States. VISTA gathers and collects information from hundreds of federal, state, and local governmental agencies and stores that information in proprietary databases. Using this information, VISTA has developed a diverse family of services, each tailored for the unique needs of specific customer markets.

     VISTA Property Disclosure Information Services was formed in 1998 to provide natural hazard disclosure reports to homesellers in California as required by law. VISTA also provides other disclosure reports, such as special taxation areas. These reports are sold primarily as a requirement for commercial and residential property transactions.

     VISTA's Insurance Risk Information Services group has developed a proprietary service known as the Geographic Underwriting System-Registered Trademark- ("GUS") which delivers address-based hazard and classification information to property/casualty insurance underwriters. GUS provides insurance underwriters and loss control groups of insurance companies with on-line or batch access to a series of reports presenting specific classification and hazard information about the property to be insured. The modular design of GUS permits the addition of other insurance information layers.

     A more complete description of our business and its recent activities can be found in the documents described in "WHERE YOU CAN FIND MORE INFORMATION."

                                    RISK FACTORS

     In addition to the other information in this prospectus or incorporated in this prospectus by reference, you should consider carefully the following factors in evaluating VISTA and our business before purchasing the common stock offered by this prospectus.

     This prospectus, including the information incorporated by reference, contains forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth beginning on this page and others detailed from time to time in our periodic reports filed with the SEC.

WE HAVE SUSTAINED LOSSES IN THE PAST AND WE MAY SUSTAIN LOSSES IN THE FUTURE

We have experienced operating losses during the years ended December 31, 1998, and 1997. Our cumulative losses as of December 31, 1998 were approximately $37,697,000. At December 31, 1998, we had working capital of approximately $2,553,000. We may not be able to achieve or maintain profitable operations and generate positive cash flows.

OUR OPERATING RESULTS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER

     Our future operating results may fluctuate from quarter to quarter or year to year. Our revenue on a quarterly basis can be affected by the timing and extent of our own sales and marketing activities, competitive conditions and economic factors that affect the level of transactions in which our products and services are used. In addition, expenses associated with acquiring data, maintaining and improving existing products and developing new products, sales campaigns and other unforeseen costs will also affect operating results.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE IN THE HIGHLY COMPETITIVE ENVIRONMENTAL AND GEOGRAPHIC INFORMATION SYSTEMS MARKET

     Technological advances in computer software and hardware have reduced the barriers to entry into the environmental and the geographic information systems industries in which our products compete. In particular, the rapid expansion of the Internet creates a substantial new channel for distributing geographic information to the market, and a new avenue for future entrants to the environmental information industry. We may not be successful using this new channel. Our markets are highly competitive and many of our potential competitors have substantially greater capital resources, research and development capabilities, and marketing resources and experience than we do, particularly with respect to geographic information systems. Our products and services may not be as accepted in the commercial marketplace as our competitors' products and services are. Competitive factors may reduce revenues or margins, which would have a material and adverse effect on us and our operating results and financial condition.

IN ORDER TO COMPETE EFFECTIVELY IN THE ENVIRONMENTAL AND GEOGRAPHIC INFORMATION SYSTEMS MARKET WE NEED TO DEVELOP NEW TECHNOLOGIES AND PRODUCTS THAT ARE ACCEPTABLE TO OUR CUSTOMERS

     The market for our products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Our success will depend to a substantial degree upon our ability to develop and introduce in a timely fashion enhancements to our existing products and new products that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. We may not be able to identify, develop, produce, market or support new products successfully, such new products may not gain market acceptance and we may not be able to respond effectively to technological changes, emerging industry standards or product announcements by competitors. We may not be able to introduce product enhancements or new products on a timely basis. Furthermore, from time to time, we may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of our existing product offerings. Announcements of product enhancements or new product offerings could cause customers to defer purchasing our existing products. Failure to introduce new products or product enhancements effectively and on a timely basis, customer delays in purchasing products in anticipation of new product introductions and any inability to respond effectively to technological changes, emerging industry standards or product announcements by competitors could have a material adverse effect on our business, operating results and financial condition.

WE DEPEND SIGNIFICANTLY ON THIRD PARTIES TO SELL AND MARKET OUR PRODUCTS

     We market our products directly through both a telesales and field sales force and indirectly through marketing channels such as value-added resellers ("VARs") and distributors. In particular, we have a limited internal sales capability for our GUS-Registered Trademark- product. We market and sell our GUS-Registered Trademark- services to the insurance industry though Insurance Services Office, Inc. ("ISO"), and our environmental products through VARs that are not under our direct control. Consequently, we are dependent on the viability and financial stability of ISO and the VARs. We may not be able to attract and retain a sufficient number of qualified VARs and distributors to successfully market our products. The failure to attract and retain a sufficient number of VARs and distributors could have a material adverse effect on our business, financial condition and results of operations. The relationship with the VARs and distributors is usually established through a formal reseller agreement. In many cases, these agreements may be terminated by either party at any time without cause. Therefore, any VAR or distributor may not continue to represent our products. In addition, if we are successful in increasing product sales through these channels, we expect that any material increase in our indirect sales as a percentage of total revenues will materially adversely affect our average selling prices and gross margins due to the lower unit prices that we receive when selling through indirect channels. Selling through indirect channels may limit our contacts with our customers. As a result, our ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered. Our strategy of marketing our products directly to end-users and indirectly through VARs and distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different resellers target the same customers, resellers may also come into conflict with each other. Although we have attempted to manage our distribution channels in a manner to avoid potential conflicts, channel conflicts may materially adversely affect our relationships with existing VARs or distributors or adversely affect our ability to attract new VARs and distributors.

OUR PRODUCTS MAY HAVE DEFECTS THAT WE CAN NEITHER DETECT NOR, ONCE DETECTED, CORRECT

     Products as complex as ours may contain undetected software errors when first introduced or as new versions are released. Errors may be found in new or enhanced products after delivery of reports. Moreover, any software errors may not be corrected or correctable in a timely manner, if at all. The occurrence of software errors, as well as any delay in correcting them, could result in the delay or loss of market acceptance of our products, additional warranty expense, diversion of technical and other resources from our product development efforts or the loss of credibility with ISO, VARs and our other resellers. Any of these factors could have a material adverse effect on our business, operating results and financial condition.

OUR PRODUCT COULD CREATE A SIGNIFICANT LIABILITY FOR US

     We provide information to the insurance, financial and engineering industries. These customers generally rely upon this information to assess the risk or scope of work involved in a transaction or contract. An error or omission in the information we provide could have an adverse financial impact on customers. We may be held liable for damages if such an error or omission occurs and it may have an adverse effect on our operating results and financial condition. While we maintain insurance coverage against our errors and omissions, that coverage may be inadequate to insure against all potential claims and the coverage may not remain available on economically reasonable terms.

DEMAND FOR OUR PRODUCTS MAY DECREASE IF REGULATIONS CHANGE

     The demand for our environmental compliance products arises primarily as a result of cleanup liability and other governmental regulations in the environmental area. Demand for our Property Disclosure Information Services depends on existing California law regarding disclosures by homesellers. The current laws or regulations may change and subsequently the need for our products may decrease. Any changes in the regulatory environment, which affect enforcement procedures or the need for reporting, could have a material adverse effect on our revenues.

MAINTAINING OUR DATABASES AND UPGRADING OUR SOFTWARE IS VERY COSTLY

     We have proprietary software and databases that may require extensive maintenance and updating to remain current and to provide new and additional layers of information to users of our products and services. The addition of a new layer of information to our databases and the maintenance and updating of existing layers of information may be costly or difficult and delay our ability to achieve and maintain profitable operations in the future. We may be required to make significant ongoing investments for our products and services to achieve commercial acceptance in the marketplace and to remain competitive.

OUR INTELLECTUAL PROPERTY MAY BE INADEQUATELY PROTECTED

     Our future success depends, in large part, upon our proprietary technology. Although we believe that the database design and data encoding methodologies may have potential for software patent protection, to date we do not hold any patents, have made no patent applications, and currently rely on a combination of contractual rights, both registered and unregistered trade and service marks and other copyright laws to establish and protect our proprietary rights. The steps we have taken to protect our intellectual property may be inadequate to prevent misappropriation of our technology. Also, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. In the event that protective measures are not successful, our business, operating results and financial condition could be materially and adversely affected. We are also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights of others. Third parties may assert infringement claims in the future with respect to our current or future products and any such claims may require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Any necessary licenses may not be available and, if available, such licenses may not be obtained on commercially reasonable terms. Any litigation with respect to any intellectual property claims could be extremely expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

THE HOLDERS OF OUR PREFERRED STOCK HAVE GREATER RIGHTS THAN YOU

     We have outstanding 99,000 shares of our Series B Preferred, 282,607 shares of Series C Preferred, 187,124 shares of Series D Preferred and 2,500 shares of Series F Preferred, all of which provide the holders of such shares with rights and preferences superior to those of holders of common stock.
The holders of these series of preferred stock are, or may be entitled to dividends and distributions payable with respect to the number of shares of common stock into which the preferred stock is convertible, and would be entitled to receive such dividends or distributions prior to payment of any such dividends or distributions to the holders of common stock. The holders of preferred stock are also entitled to preferential payment in the event that VISTA is liquidated. VISTA must obtain the consent of the preferred shareholders as one or separate classes prior to certain events. These superior rights and preferences, could adversely affect the holders of shares of common stock, including holders of the shares offered hereby by the selling stockholders.

WE MAY NOT BE ABLE TO RETAIN OUR KEY TECHNICAL AND MANAGEMENT PERSONNEL WE NEED TO SUCCEED

     Our future success is highly dependent on the continued performance of our key management and technical personnel. There is a high demand for skilled personnel specifically, in the software development and information technology professions. The loss of the services of any of our key employees could have an adverse effect on us. We do not maintain key-man life insurance policies with respect to our key management or personnel. Furthermore, changes in existing technology or customer demand for alternate technologies could create the need for additional technical personnel. Our future success will also depend in part upon our ability to attract and retain additional highly qualified management, technical and marketing personnel.

THE FAILURE OF OUR KEY SUPPLIERS, CUSTOMERS AND OTHER THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date codes fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by organizations may need to be upgraded to comply with the "Y2K" requirements. There is significant uncertainty in the software and information services industries concerning the potential effects associated with such compliance. The SEC has issued specific guidelines for disclosure of known and potential risks of Y2K issues and of plans to minimize or mitigate those risks.

     STATE OF READINESS. We believe that the majority of our software, networks and computer operating systems comply with Y2K readiness standards.
Certificates of Y2K compliance have been obtained from manufacturers of certain software we use. We are currently seeking such certificates from all manufacturers of software which we expect could be affected by Y2K issues. Since the majority of our computer hardware and other electronic equipment with embedded software have been purchased during the past 18 months, we believe that such equipment will not be impaired or disabled by Y2K issues. We have obtained compliance certificates from substantially all of the manufacturers of this type of equipment which reasonably could impact our operations and continue to seek compliance certificates from additional manufactures. Lack of readiness for Y2K issues on the part of suppliers, customers and other third parties could materially impact our ability to maintain operations. In particular, the lack of readiness of Internet providers and telecommunications companies could result in an interruption of our online commerce system. We have obtained confirmation of the readiness of a majority of third parties and continue to seek confirmation from other third parties. We are in the process of formulating response plans in case of interruptions of this nature.

     COSTS TO ADDRESS Y2K ISSUES. We estimate that the cost incurred for evaluating and addressing Y2K issues relating to our internal and commercial software and hardware to be less than $250,000 and that future costs will not exceed $750,000. This statement is forward-looking and subject to risks and uncertainties. No assurances can be given that, if an effective readiness plan can be designed and implemented, costs can be held to this level and that sources of capital to fund such a project could be obtained. Costs to address Y2K issues with third parties have not been estimated, though we expect that a substantial portion of such costs would be borne by the respective third parties.

     RISKS OF Y2K ISSUES. We are not aware of any specific issues which would have a material effect on our operations, liquidity or financial condition, but can make projections of reasonably likely, "worst case" scenarios which could have such an effect. An interruption of Internet or telecommunications services for an extended period of time would prevent us from providing service to a substantial portion of our customers, resulting in a material loss of revenue.
A protracted "crash" of our internal networking and operating software would also result in a material loss of revenue as well as an interruption of research and development activities. This scenario could also result in the inoperability of our financial systems which could hinder our ability to collect revenue and comply with financial reporting requirements.

     CONTINGENCY PLANS. We have not yet developed a formal contingency plan to address Y2K issues but are currently evaluating backup system and alternative third party providers that may be required if the actions and plans discussed above are not sufficient to prevent a material effect on our business.


THE LOSS OF ONE CUSTOMER WILL ADVERSELY IMPACT OUR OPERATIONS.

     The majority of revenue from the GUS product comes indirectly from a significant contract by ISO with State Farm through our joint services relationship with ISO. An unexpected termination of this contract with ISO would adversely impact our operating results and financial condition.

WE MAY NOT BE ABLE TO FULLY UTILIZE TAX ADVANTAGES.

     As of December 31, 1998, we have net operating loss carryforwards for federal income tax purposes of approximately $29,246,000 of which approximately $18,212,000 was available at December 31, 1998, to offset future taxable income. These loss carryforwards expire in varying amounts through 2018. In addition, we have investment tax and research credit carryforwards of approximately $95,000. As a result of previous changes in ownership of VISTA, our ability to use these loss credit carryforwards has been limited by the provisions of the Internal Revenue Code. Our ability to use these carryforwards is also dependent upon us attaining profitable operations. These limitations may result in the expiration of a portion of these carryforwards before they can be utilized. The utilization of $6,600,000 of our net operating loss carryforwards available to offset future taxable income is limited to approximately $302,000 in each year through 2001 and $692,000 in years 2002 through 2008.

THE SALE OF A LARGE BLOCK OF SHARES OF OUR COMMON STOCK MAY ADVERSELY AFFECT OUR STOCK PRICE.

     Sales of a substantial number of shares of our common stock in the public market would adversely affect the market price for our common stock. As of April 18, 1999, we had 17,284,311 shares of common stock outstanding.
A substantial majority of these shares are freely tradable. In addition to the shares currently outstanding and the shares being offered hereby, approximately 4,018,885 shares of common stock may be issued upon exercise of outstanding options and warrants or upon exchange or conversion of other securities originally issued in private transactions. Such additional shares, if issued, would generally be eligible for resale in the public market without restriction or pursuant to the restrictions of Rule 144. We currently have both "piggy-back" and demand registration rights outstanding with respect to shares of outstanding common stock as well as shares of common stock issuable upon the exercise of certain warrants and the subsequent conversion thereof into common stock, and shares of common stock issuable pursuant to the conversion of the company's Preferred Stock and Subordinated Convertible Debentures. The registration and public sale of such shares could adversely affect the market price of our common stock.

OUR STOCK PRICE FLUCTUATES SIGNIFICANTLY.

     During the year ended December 31, 1998, our common stock has traded between a low of $2.78 per share and a high of $10.75. The market price for our common stock has been, and following this offering may continue to be, highly volatile depending on various factors including, among others, our consolidated operating results, expectations of analysts and other investment groups, general conditions in the computer and other electronic equipment industries, announcements of technological innovations or new products by us, our competitors or our customers, and the market for similar securities, which market is subject to various pressures. In addition, the stock market is subject to price and volume fluctuations unrelated to our operating performance.

                         WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at 75 Park Place, New York, New York 10007. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is traded on The Nasdaq National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.
These filings and other information may also be inspected without charge at a Web site maintained by the SEC. The address of the site is http://www.sec.gov.

     This prospectus is part of a registration statement filed with the SEC. The SEC allows us to "incorporate by reference" into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus.

     - Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998 and all amendments thereto.

     - Current Report on Form 8-K filed with the Commission on January 29, 1999 and all amendments thereto.

     - The description of our common stock contained in VISTA's registration statement on Form 10 and any amendments to that description.


     We will provide without charge to each person to whom this prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Written or telephone requests should be directed to E. Stevens Hamilton at VISTA Information Solution, Inc., 5060 Shoreham Place, #300, San Diego, California 92122, telephone number (619) 450-6100.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. VISTA has not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of those documents.

                                 SELLING STOCKHOLDERS

     The table below sets forth certain information regarding the selling stockholders as of April 9, 1999. The shares are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time. See "Plan of Distribution."

     Except as noted below, the selling stockholders have not held any position or office with, been employed by, or otherwise had a material relationship with VISTA or any of its predecessors or affiliates since December 31, 1995. Mr. Richard Freeman is the Vice President of CCP Capital, Inc., which is the General Partner of Century Capital Partners, L.P., and is on the Board of Directors of VISTA.

     The table below sets forth the names of the selling stockholders and the number of shares owned, directly and beneficially, by such stockholders. If all of the shares are sold pursuant to this prospectus then the selling stockholders will no longer own any shares of our common stock except that Century Capital Partners, L.P. holds stock options to buy 12,500 shares of Vista's common stock and warrants exercisable for 80,477 shares of Vista's common stock.


      Selling Stockholder                               Shares of Common Stock
      -------------------                               ----------------------
      Andrew Arno & Jane K. Arno JTWROS                           3,885

      Andrew Arno ACF Jesse Arno UGMA/NY                          3,885

      Andrew Arno ACF Matthew Arno UGMA/NY                        3,885

      Benjamin Arno & Nancy Arno JTWROS                           3,885

      Elizabeth Arno                                              3,885

      David Bush                                                 79,270

      Richard Bush                                              237,810

      Eben Calder                                               497,442

      Andrew Celli & James Satloff-TTEE uad 5/19/93              19,425
      FBO Rebecca Rose Celli

      Andrew Celli & James Satloff-TTEE uad 5/19/93              19,425
      FBO Dustin N. Satloff

      Ellen U. Celli & Emily U. Satloff-TTEE FBO T.I.            19,425
      Unterberg's Grandchildren's Trust uad 4/26/93

      Century Capital Partners, L.P.                          1,338,619

      Sir Charles Chadwyck-Healey                               186,480

      Chadwyck-Healey Ventures, Inc.                            590,442

      Clareity Consulting Associates LLC                         59,851

      Charles Debare                                              3,885

      Mary Debare                                                13,597

      John Dexheimer                                              3,885

      Environmental Information Services, Inc.                   53,000


      Todd Epple                                                 79,270

      FINOVA Mezzanine Capital Inc.                             625,000

      J. Bruce Llewellyn                                        582,750

      Bradley Mathews                                            93,475

      Robert Matluck                                              7,770

      Nancy Moyer                                                 3,885

      Dan S. Prickett                                           259,077

      Burton R. Rubin                                           466,200

      Frederic E. Rubin                                          58,275

      Margot Rubin                                               58,275

      Stuart Solomon                                            497,443

      Ann Unterberg                                              11,655

      Ellen Unterberg Celli                                      27,195

      Emily Unterberg Satloff                                    27,195

      Thomas I. Unterberg                                        25,252

      C.E. Unterberg, Towbin Capital Partners I, L.P.            38,850
      (f/k/a Unterberg Harris Capital Partners)

      C.E. Unterberg, Towbin LLC (f/k/a Unterberg                77,700
      Harris, L.P.)

      C.E. Unterberg Towbin 401K Plan (f/k/a                     11,655
      Unterberg Harris 401K Plan) FBO Robert C.
      Harris, Jr.

      C.E. Unterberg Towbin 401K Plan (f/k/a                      3,885
      Unterberg Harris 401K Plan) FBO Mel Lavitt

      C.E. Unterberg Towbin 401K Plan (f/k/a                      3,885
      Unterberg Harris 401K Plan) FBO Steven P. Novak

      C.E. Unterberg Towbin 401K Plan (f/k/a                     11,655
      Unterberg Harris 401K Plan) FBO Jody A. Owen

      C.E. Unterberg Towbin 401K Plan (f/k/a                     31,080
      Unterberg Harris 401K Plan) FBO C.E. Unterberg

      C.E. Unterberg Towbin 401K Plan (f/k/a                      3,885
      Unterberg Harris 401K Plan) FBO David S.
      Wachter

      James William Weil                                          3,885
                                                            -------------

           Total                                              6,151,178
                                                            -------------
                                                            -------------


     In recognition of the fact that investors may wish to be legally permitted to sell their shares when they deem the sale to be appropriate, we have filed with the SEC under the Securities Act a Registration Statement with respect to the resale of the shares from time to time and have agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the shares are no longer required to be registered for the sale thereof by the selling stockholders.

     The shares being offered by the selling stockholders hereunder were acquired in connection with

     - private placements of convertible preferred stock completed in February 1995 and August 1997;
     -  a private placement completed in December 1998;
     - our acquisition of E/Risk Information Services in July 1998 and January 1999;
     -  our acquisition of GeoSure, L.P. in January 1999; or
     - our acquisition of EcoSearch Environmental Resources, Inc. in February 1999.

In each case, we granted certain registration rights, pursuant to which the selling stockholders may register the shares for resale under the Securities Act.

                                PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees, pledgees, transferees or other successors in interest (including, without limitation, corporate or partnership distributees of the selling stockholders which are privately held corporations or partnerships) selling shares received from a named selling stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares offered hereby. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market or on any other market on which our shares may then be trading, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers, dealers or underwriters. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders have also advised us that no underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling stockholders, however, the selling stockholders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future.

     The selling stockholders may effect sales by selling shares directly to purchasers or to or through broker-dealers or underwriters, which may act as agents or principals. These broker-dealers and underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom the broker-dealers and underwriters may act as agents or to whom they sell as principal, or both. This compensation to a particular broker-dealer or underwriter might be in excess of customary commissions.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered hereby, which shares such broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling stockholders and any broker-dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by broker-dealers or underwriters and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer, broker-dealer or underwriter that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and the rules promulgated thereunder. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

     All or any part of the shares offered hereby may or may not be sold by the selling stockholders.

     After being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s) or underwriter(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable, (v) that such broker-dealer(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. Individuals and entities who receive shares from the selling stockholders as a gift or in connection with a pledge may sell up to 500 of such shares pursuant to this prospectus. In addition, after being notified by a selling stockholder that a donee, pledgee, transferee or other successor in interest (including, without limitation, a corporate or partnership distributee) intends to sell more than 500 shares, we will file a supplement to the prospectus.


                                  USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders.

                                    LEGAL MATTERS

     The validity of the shares is being passed upon by Gray Cary Ware & Freidenrich LLP, San Diego, California.

                                       EXPERTS

     The consolidated financial statements incorporated by reference in this prospectus from VISTA Information Solutions, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheet of VISTA Information Solutions, Inc. as of December 31, 1997 and the related consolidated statements of operations, change in stockholders' equity and cash flows for the year ended December 31, 1997 were audited by McGladrey & Pullen, LLP, independent auditors, and are incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offering described herein, and, if given or made, such information or representation must not be relied upon as having been authorized by the company. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates, or an offer to sell, or a solicitation of an offer to buy, in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.


                             SUMMARY TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Risk Factors.................................................................3
Where You Can Find More Information..........................................9
Selling Stockholders........................................................10
Plan of Distribution........................................................12
Use of Proceeds.............................................................13
Legal Matters...............................................................14
Experts.....................................................................14


                                   6,151,178 SHARES





                                    COMMON STOCK







                                   --------------
                                     PROSPECTUS
                                   --------------













                                    [May __,1999]

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